NorthStar Asset Management Group Inc.
399 Park Avenue, 18th Floor
New York, New York 10022

April 14, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Duc Dang, Special Counsel

Re:    NorthStar Asset Management Group Inc.
Registration Statement on Form 10
Filed February 5, 2014
File No. 001-36301

Dear Mr. Dang:
Set forth below are the responses of NorthStar Asset Management Group Inc. (together with its subsidiaries, the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated March 5, 2014 (the “Letter”), with respect to the Company’s Registration Statement on Form 10 and the related information statement filed as Exhibit 99.1 thereto (collectively, the “Form 10”) filed on February 5, 2014. Enclosed herewith is a copy of Amendment No. 1 to the Form 10 (the “Amendment”), which has been marked to indicate the changes made to the Form 10.
For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company. Caption references and page numbers included in the Company’s responses refer to the captions and pages contained in the Amendment, unless otherwise indicated. Capitalized terms used herein and not defined herein have the meaning set forth in the Amendment.
General
Comment No. 1
Please submit all exhibits as promptly as possible. We will review the exhibits and may have further comments after our review.
Response to Comment No. 1
The Company advises the Staff that the Company filed the NorthStar Asset Management Group Inc. 2014 Omnibus Stock Incentive Plan and the NorthStar Asset Management Group Inc. Executive Incentive Bonus Plan as Exhibits 10.12 and 10.13, respectively, to the Amendment. The Company further advises the Staff that the Company will file all remaining exhibits with a subsequent pre-effective amendment to the Form 10.

Our Asset Management Strategy, page 3
Comment No. 2
To give context to this disclosure, please include tabular disclosure of the fees earned as a result of your asset management strategy.

Response to Comment No. 2
The Company notes the Staff’s comment and advises the Staff that the Company added the requested disclosure on page 4.

Selected Financial Data, page 7
Comment No. 3
Please tell us, and enhance your disclosure throughout the document to describe, how the absence of the management agreement impacted the assumptions you made to allocate indirect expenses from NorthStar Realty.
Response to Comment No. 3
Historically, NorthStar Realty’s asset management business was comprised of managing the Sponsored Companies, owning the broker-dealer and operating the special servicing business. As a result, NorthStar Realty only earned asset management related fee income from these businesses. The management agreement with NorthStar Realty will not be in place until the spin-off. Therefore, there was no allocation of expenses for work performed by NorthStar Realty’s employees related to its other (non-asset management) businesses. Because there was no such allocation, the management agreement did not impact the assumptions to allocate indirect expenses.
The Company notes the Staff’s comment and advises the Staff that in its pro forma adjustments, the Company allocated expenses related to work performed for managing NorthStar Realty’s business as if the spin-off occurred on January 1, 2013 along with the corresponding fees the Company will earn. Further, the Company enhanced its disclosures throughout the Amendment, including on pages 6, 43 and 50.

The Distribution
Results of the Distribution, page 17
Comment No. 4
Please revise to identify and briefly describe all material agreements you plan to execute in connection with the spin-off.
Response to Comment No. 4
The Company notes the Staff’s comment and advises the Staff that the Company added the requested disclosure on page 14. To the extent the Company identifies additional material agreements that it plans to execute in connection with the spin-off, the Company will update its disclosure accordingly in a subsequent pre-effective amendment to the Form 10.

Risk Factors, page 23
Comment No. 5
Please note that this section should discuss all material risks. As such, please remove the qualifying language referring to additional risks not discussed in this section.
Response to Comment No. 5
The Company notes the Staff’s comment and advises the Staff that the Company revised the disclosure as requested on page 19.

Employees, page 48
Comment No. 6
We note your disclosure on page 7 that you expect to employ the majority of NorthStar Realty’s employees. Please clarify if all of the personnel involved with the asset management operations of NorthStar Realty will become your employees.
Response to Comment No. 6
The Company notes the Staff’s comment and advises the Staff that substantially all of the existing employees of NorthStar Realty will become employees of the Company, including the personnel to be involved with managing NorthStar Realty. The Company is still determining the number of employees to be retained by NorthStar Realty and will update its disclosure accordingly in a subsequent pre-effective amendment to the Form 10.

Management’s Discussion and Analysis…., page 56
Comment No. 7
Please tell us if the completion of the offering phases for your sponsored companies will impact the trends associated with your asset management and acquisition fees and your expenses related to earning those fees. If so, please include a discussion of such impact in this section.
Response to Comment No. 7
Following the completion of the offering phases, the Sponsored Companies enter a phase where the proceeds from their respective public offerings will be fully invested and capital will be recycled. Therefore, after completion of the offering phases, the Sponsored Companies will earn more asset management fees while acquisition fees may decrease. However, fees in the aggregate should increase.
The Company notes the Staff’s comment and advises the Staff that the Company included disclosure regarding this trend in “Business” on page 36 of the Amendment.

Unaudited Pro Forma Financial Information
Pro Forma Income Statements, page 54
Comment No. 8
Please explain to us how you determined the adjustments described in footnotes 1 and 2 were factually supportable.
Response to Comment No. 8
The Company advises the Staff that the computation for the adjustment in footnote one to the pro forma statements of operations is based on the terms of the management agreement, which are described in "Certain Relationships and Related Party Transactions - Relationship Between NorthStar Realty and Us After the Distribution - Management Agreement" of the Form 10. The Company further advises the Staff that the Company included a computation of fees associated with the management agreement with NorthStar Realty.
Regarding footnote two, the Company allocated such equity-based compensation expense principally based on relative head count and management’s knowledge of the operations of its asset management business. Because the Company will employ substantially all of the existing employees of NorthStar Realty following the spin-off, the Company will generally incur substantially all of the equity-based compensation expense associated with these employees.

Unaudited Pro Forma Financial Information
Pro Forma Income Statements, page 54
Comment No. 9
Please revise your footnote disclosures to include a more detailed discussion of how the adjustment amounts are determined. Your revised disclosure should include a discussion of the methodology used to determine the amount of equity-based compensation to be allocated to the company as a result of the management agreement with NorthStar Realty. Finally, please explain to us why your adjustment (2) is limited to equity-based compensation expense as does not include any other asset management related expenses.
Response to Comment No. 9
The Company notes the Staff’s comment and advises the Staff that, as discussed above in the Company’s response to Comment No. 8, because the Company will employ substantially all of the existing employees of NorthStar Realty following the spin-off, the Company will generally incur substantially all of the equity-based compensation expense associated with these employees. The Company is still determining the number of employees to be retained by NorthStar Realty and will update its disclosure accordingly in a subsequent pre-effective amendment to the Form 10. The Company further advises the Staff that the footnote disclosures have been revised on page 46 to clarify that the adjustments will reflect salary expenses, as well as equity-based compensation expense, related to the existing employees of NorthStar Realty who will become employees of the Company following the spin-off.
In addition, the Company provided a more detailed discussion of how the adjustment amounts in the footnote disclosures are determined on page 46.

Pro Forma Balance Sheet, page 55
Comment No. 10
Please tell us the form that the initial capitalization of NorthStar Asset Management will take (i.e. loan, equity investment). In addition, explain to us how you determined this adjustment was factually supportable.
Response to Comment No. 10
The Company notes the Staff’s comment and advises the Staff that, pursuant to a contribution agreement between the Company and a subsidiary of NorthStar Realty, the Company expects to be initially capitalized with a cash contribution from NorthStar Realty upon completion of the Distribution. The Company is in the process of determining the amount of the initial capitalization. Once finalized, the pro forma adjustment will present such amount and will be factually supportable by the contribution agreement. The Company revised footnote one to the pro forma balance sheet in the Amendment to clarify that the determination of the initial capitalization is described in the contribution agreement, discussed in “Certain Relationships and Related Party Transactions - Relationship Between NorthStar Realty and Us After the Distribution - Contribution Agreement” on page 71.

Management’s discussion and analysis of financial condition and results of operations, page 56
Contractual obligations and commitments, page 66
Comment No. 11
Please confirm to us whether the operating lease amounts in your table are in thousands of dollars or whole dollars
Response to Comment No. 11
The Company confirms to the Staff that the operating lease amounts in the table are whole dollars and the Company clarified the disclosure on page 54.

Non-GAAP financial measures, page 67
Comment No. 12
Please clarify for us whether you view CAD as a performance or liquidity measure and the reasons for your conclusions. In your response, please address how you considered the fact that your board of directors will consider CAD in determining quarterly cash distributions in arriving at your conclusions.
Response to Comment No. 12
The Company advises the Staff that it views CAD as a performance measure as it provides investors and management with a meaningful indicator of operating performance. Management uses CAD, among other measures, to evaluate profitability. In addition, the incentive fees to which the Company may be entitled pursuant to its management agreement with NorthStar Realty will be determined using NorthStar Realty's CAD as a performance metric. The Company believes that CAD is useful because it adjusts from net income (loss) for a variety of non-cash and one-time items (such as equity-based compensation and depreciation). The nature of the adjustments made to calculate CAD illustrate that the measure is one of operating performance, not of liquidity. Quarterly distributions are determined principally based on operating performance and the Company expects its board of directors will use CAD as one of several metrics it reviews to determine the Company's quarterly distributions to stockholders.

Non-GAAP financial measures, page 67
Comment No. 13
Please revise your disclosure to include all the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K including a table with the calculation of CAD and reconciliation to the most closely related GAAP measure.
Response to Comment No. 13
The Company notes the Staff’s comment and advises the Staff that the Company expects to provide the calculation of CAD, as well as the additional disclosure as required by Item 10(e)(1)(i) of Regulation S-K, including a reconciliation of CAD to the most closely related GAAP measure, in its future periodic filings filed with the Commission. The Company believes that providing a calculation of CAD in its historical financial statements for its asset management business prior to the management agreement with NorthStar Realty being in place is not meaningful information for investors. However, the Company believes it is appropriate to include a narrative description of CAD in the Form 10 in order to provide investors with a general understanding of the metric, which the Company anticipates will be used in future filings, among other things, because CAD will be used to determine the amount of incentive fees payable by NorthStar Realty.

Non-GAAP financial measures, page 67
Comment No. 14
Please revise your disclosure to include a more detailed discussion of the types of adjustments you plan to make to calculate CAD. Specifically, we note in your disclosure that you believe CAD is useful because it adjusts net income (loss) for a variety of non-cash items. However, it appears that you intend to include an adjustment for transaction and other costs, which do not appear to be non-cash items. In addition, please explain the nature of any non-recurring adjustments you intend to make and explain how they meet the requirements of Item 10(e)(1)(ii)(B).
Response to Comment No. 14
The Company notes the Staff’s comment and advises the Staff that the Company revised its disclosure on page 55 to include a more detailed discussion of the types of adjustments the Company expects to make to compute CAD. The Company believes that CAD is useful because it adjusts for a variety of non-cash and one-time items (such as equity-based compensation and depreciation). In addition, the Company adjusts for other items such as transaction and other costs as it provides investors and management with a meaningful indicator of operating performance. The Company will evaluate all non-recurring items and will make any adjustments in accordance with the requirements set forth in Item 10(e)(1)(ii)(B).

Financial statements, page F-1
General
Comment No. 15
Please update your financial statements in accordance with Rule 3-01 of Regulation S-X.
Response to Comment No. 15
The Company notes the Staff’s comment and advises the Staff that the Company updated its financial statements in the Amendment to include the audited financial statements of the Company for the year ended December 31, 2013, in accordance with Rule 3-01 of Regulation S-X.

Financial statements, page F-1
General
Comment No. 16
We note your disclosure on page 7 that the company will employ the majority of the existing employees of NorthStar Realty following the spin-off. Please tell us whether all of the compensation expense related to these employees was allocated to NorthStar Asset Management Group, Inc. for purposes of preparing these carve-out financial statements.
Response to Comment No. 16
The Company notes the Staff’s comment and advises the Staff that, as discussed above in the Company’s response to Comments No. 8 and 9, because the Company will employ substantially all of the existing employees of NorthStar Realty following the spin-off, the Company will generally incur substantially all of the salaries and equity-based compensation expense associated with these employees. Therefore, the pro forma financial information included in the Amendment reflects such compensation expense allocated to the Company. With respect to the Company’s carve-out financial statements, only compensation expense related to employees involved in NorthStar Realty’s historical asset management business (managing the Sponsored Companies, owning the broker-dealer and operating the special servicing business) was allocated.

Combined Statements of Operations, page F-4
Comment No. 17
Please explain to us how you determined it would be appropriate to present “net commission income” on the face of your statements of operations. Reference is made to Rule 5-03 of Regulation S-X.
Response to Comment No. 17
The Company notes the Staff’s comment and advises the Staff that the Company analogized the presentation of “net commission income” on the face of the statements of operations to the presentation of “net interest income” mandated by SAB Topic 11.K and Article 9 of Regulation S-X. The presentation of “net interest income” is mandated for a company with significant lending activities due to the significance of interest-earning assets and interest-bearing liabilities to such company’s current operations. Similarly, the Company believes the presentation of “net commission income” should be used for the Company as it has commission related activity related to its broker dealer business. Further, a substantial portion of the commission income is paid to third party financial advisors and the net commission income earned through NorthStar Securities is expected to cover the costs of its broker-dealer business.

Combined Statements of Cash Flows, page F-5
Comment No. 18
Please tell us the types of activities captured by the line item “net transactions with NorthStar Realty.” In addition, please tell us how these activities meet the requirements of ASC Topics 230-10-45-7 through 10 to be presented on a net basis.
Response to Comment No. 18
The Company notes the Staff’s comment and advises the Staff that net transactions with NorthStar Realty represent contributions or distributions related to the operating activities between the Company and NorthStar Realty. The Company receives contributions from NorthStar Realty and distributes any excess funds to NorthStar Realty on a regular basis. These activities meet the requirements of ASC Topics 230-10-45-7 through 10 as the turnover is quick, the amounts are large and because knowledge of the gross cash receipts and payments related to them are not necessary for users of the financial statements to understand the Company’s operating, investing and financing activities.

Notes to combined financial statements
2. Summary of Significant Accounting Policies
Revenue Recognition
Asset Management and Other Fees, page F-8
Comment No. 19
Please expand your disclosure to include a more detailed discussion of when fees, particularly incentive fees, are considered to be earned.
Response to Comment No. 19
The Company notes the Staff’s comment and advises the Staff that the Company revised the description of its revenue recognition accounting policy regarding its asset management and other fees on page F-7 to the following:
“Asset management and other fees include asset management, incentive and other fees, such as acquisition and disposition fees, earned from the Sponsored Companies. Base asset management and other fees ~~such fees~~ are recognized based on contractual terms specified in the underlying governing agreements in the periods during which the related services are performed and the amounts have been contractually earned. Incentive fees and payments are recognized subject to the achievement of return hurdles in accordance with the respective terms set forth in each respective governing agreement of the Sponsored Companies.”

3. Management agreements and sponsored companies, page F-9
Comment No. 20
Please expand the disclosure of your policy to describe how you determine whether to defer or seek reimbursement for asset management and other fees.
Response to Comment No. 20
The Company advises the Staff that, pursuant to each of the advisory agreements with the current Sponsored Companies, the Company may determine, in its sole discretion, to defer or waive, in whole or in part, certain asset management and other fees incurred. In considering whether to defer or waive any such fees, the Company evaluates the specific facts and circumstances surrounding the incurrence of a particular fee and makes its decision on a case by case basis. The Company enhanced its disclosure on page F-9.

3. Management agreements and sponsored companies, page F-9
Comment No. 21
Please expand your disclosure to discuss whether organization and offering costs paid on behalf of sponsored companies, and the related reimbursement, are recorded on a gross or net basis and the basis for your conclusions. Reference is made to ASC Topic 605-45.
Response to Comment No. 21
The Company notes the Staff’s comment and advises the Staff that the Company is facilitating the payment of organization and offering costs on behalf of the Sponsored Companies and these costs are recorded without netting. The Company records these costs as Receivables, related parties on its consolidated balance sheet until repaid. The Sponsored Companies record these costs as either advisory fees-related parties in their consolidated statements of operations or as a cost of capital in their consolidated statements of equity.
The Company did consider the guidance in ASC 605-45 and concluded that it was not applicable to the Company as the Company does not record these costs on a gross or net basis as discussed above. Further, the Company reviewed the guidance in FASB Concepts Statement 6 which defines revenues as “Inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations”. As previously noted, the Company only functions as facilitator on behalf of the Sponsored Companies and does not receive any inflows for paying organization and offering costs. The Company notes the Staff’s comment and the Company enhanced its disclosures in the Amendment on page F-9.

6. Equity, page F-12
Comment No. 22
Please explain how you determined it would be appropriate to include unaudited balances in your rollforward of equity. Reference is made to Rule 3-04 of Regulation S-X.
Response to Comment No. 22
The Company notes the Staff’s comment and advises the Staff that the Company revised the disclosure on page F-11 to exclude any reference to unaudited balances for its rollforward of equity.

6. Equity, page F-12
Comment No. 23
Please expand your disclosure to discuss your past and anticipated future borrowing arrangements with NorthStar Realty and reflect the cost of such borrowing in your financial information, if material. Reference is made to SAB Topic 1B1.
Response to Comment No. 23
The Company notes the Staff’s comment and advises the Staff that there were no past borrowing arrangements with NorthStar Realty. The Company further advises the Staff that there are currently no borrowing arrangements with NorthStar Realty. However, to the extent this changes, the Company will revise the disclosure as requested to discuss any such borrowing arrangements with NorthStar Realty and the cost of such borrowings in the Company’s financial information, if material, in a subsequent pre-effective amendment to the Form 10. The Company notes the Staff’s comment and the Company enhanced its disclosures in the Amendment on page F-11

* * *
As requested in your letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2605 or Matt Brandwein, Chief Accounting Officer at (212) 547-2675.

Sincerely,

/s/ Debra A. Hess
Debra A. Hess
Chief Financial Officer

cc: Peter McPhun, Staff Accountant, Securities and Exchange Commission
Bob Telewicz, Staff Accountant, Securities and Exchange Commission
Jerard Gibson, Attorney-Advisor, Securities and Exchange Commission
Albert Tylis, NorthStar Realty Finance Corp.
Ronald J. Lieberman, NorthStar Realty Finance Corp.
Michael C. Bernstein, Grant Thornton LLP